EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of dollars, except ratios)

	Years ended December 31,
	2007	2006	2005
Earnings (loss) from continuing operations before income taxes and minority share owners’ interests	$506.6	$165.1	$(207.1)
Less: Equity earnings	(34.1)	(23.4)	(20.5)
Add: Total fixed charges deducted from earnings	362.7	361.3	336.5
Proportional share of pre-tax earnings of 50% owned associates	7.7	7.9	8.9
Dividends received from equity investees	21.7	43.5	11.0
Earnings available for payment of fixed charges	$864.6	$554.4	$128.8

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$340.0	$343.3	$318.7
Portion of operating lease rental deemed to be interest	14.1	12.3	11.1
Amortization of deferred financing costs and debt discount expense	8.6	5.7	6.7
Total fixed charges deducted from earnings	$362.7	$361.3	$336.5
Preferred stock dividends (increased to assumed pre-tax amount)	28.4	36.0	30.7
Combined fixed charges and preferred stock dividends	$391.1	$397.3	$367.2
Ratio of earnings to fixed charges	2.4	1.5
Deficiency of earnings available to cover fixed charges			$207.7
Ratio of earnings to combined fixed charges and preferred stock dividends	2.2	1.4
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends			238.4

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of dollars, except ratios)

	Years ended December 31,
	2004	2003
Earnings (loss) from continuing operations before income taxes and minority share owners’ interests	$243.2	$(280.1)
Less: Equity earnings	(26.1)	(25.0)
Add: Total fixed charges deducted from earnings	342.0	273.0
Proportional share of pre-tax earnings of 50% owned associates	11.0	8.1
Dividends received from less than 50% owned associates	12.8	19.3
Earnings available for payment of fixed charges	$582.9	$(4.7)
Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$323.0	$255.1
Portion of operating lease rental deemed to be interest	13.0	11.7
Amortization of deferred financing costs and debt discount expense	6.0	6.2
Total fixed charges deducted from earnings	$342.0	$273.0
Preferred stock dividends (increased to assumed pre-tax amount)	29.4	30.3
Combined fixed charges and preferred stock dividends	$371.4	$303.3

Ratio of earnings to fixed charges	1.7
Deficiency of earnings available to cover fixed charges		$277.7
Ratio of earnings to combined fixed charges and preferred stock dividends	1.6
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends		308.0